CODE OF BUSINESS CONDUCT AND ETHICS

I.	INTRODUCTION

This Code of Business Conduct and Ethics (“Code”) covers a range of business practices and procedures. This Code cannot and does not cover every issue that may arise or every situation in which ethical decisions must be made, but rather sets out key guiding principles of conduct and ethics that Kelso Technologies Inc. and its subsidiaries (collectively, the “Corporation”) expects of its employees, directors and officers (including, without limitation, the Chief Executive Officer and the Chief Financial Officer). All references to “Employees” in this Code include all employees, directors and officers of the Corporation).

This Code is designed to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with, or submits to, the securities regulators and in other public communications made by the Corporation;

•	Compliance with applicable governmental laws, rules and regulations and applicable stock exchange rules and regulations;

•	The prompt internal reporting to an appropriate person or persons of violations of this Code;

•	Accountability for adherence to this Code.

The Corporation will expect all its Employees to comply and act in accordance, at all times, with the principles stated above and the more detailed provisions provided hereinafter. Violations of this Code by an Employee are grounds for disciplinary action up to and including immediate termination of employment or officership.

It is not possible to enumerate all of the situations that could result in an actual or apparent violation of this Code. The following areas are, however, of particular concern to the Corporation with respect to the ethical conduct of the Corporation’s business.

II.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Corporation is strongly committed to conducting its business affairs with honesty and integrity and in full compliance with all laws, rules and regulations applicable to the Corporation’s business in the countries in which it operates. Each Employee must at all times respect and obey such laws, rules and regulations, including insider trading laws, and should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with such laws, rules and regulations. Although not all Employees are expected to know the details of these laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. The Corporation provides all necessary information to its Employees to promote compliance with laws, rules and regulations, including insider-trading laws.

III.	INSIDER TRADING

Employees and outside consultants who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Corporation or its partners should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.

IV.	CONFLICTS OF INTEREST

Employees must avoid any conflict of interest. A "conflict of interest" occurs when an individual's private interest interferes in anyway - or even appears to interfere - with the interests of the Corporation as a whole. A conflict situation can arise when an Employee takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest also arise when an Employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons are of special concern. Employees shall perform the responsibilities of their positions on the basis of what is in the best interests of the Corporation and free from the influence of personal considerations and relationships. All significant business transactions with individuals, corporations or other entities that could potentially, directly or indirectly, be considered to be a related party, must be approved by the Board of Directors (the “Board”).

V.	CORPORATE OPPORTUNITIES

Employees are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of Corporation property, information or position; (b) using Corporation property, information, or position for personal gain; and (c) competing with the Corporation. Employees owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.

VI.	CONFIDENTIALITY

Employees must maintain the confidentiality of information entrusted to them by the Corporation or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors or might be harmful to the Corporation or its partners and associates, if disclosed.

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VII.	FAIR DEALING

Employees must deal fairly with the Corporation's shareholders, customers, suppliers, competitors, employees and anyone else with whom they have contacts in the course of performing their jobs. No Employee may take unfair advantage of anyone through manipulation, concealment, abuse or privileged information, misrepresentation of facts or any other unfair dealing practice.

VIII.	PROTECTION AND PROPER USE OF CORPORATE ASSETS

All Employees should endeavour to protect the Corporation’s assets and ensure their efficient use. Theft, carelessness and waste have a direct, negative impact on the Corporation’s image and profitability. All of the Corporation’s assets should only be used for legitimate business purposes.

The obligation of Employees to protect the Corporation’s assets includes its proprietary information. Proprietary information includes intellectual property such as business, marketing and corporate development information, plans, engineering and all technical information, databases, records, salary information and any unpublished financial or technical data and reports. Unauthorized use or distribution of this information would violate this Code. It could also be illegal and result in civil or even criminal penalties.

IX.	FINANCIAL REPORTING AND RECORDS

The Corporation maintains a high standard of accuracy and completeness in its financial records. These records serve as a basis for managing our business and are crucial for meeting obligations to employees, customers, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements. Employees who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner. No Employee shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of the Corporation.

The Corporation maintains all records in accordance with laws and regulations regarding retention of business records. The term "business records" covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home. The Corporation prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the Corporation is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

X.	USING THIS CODE, WAIVERS AND REPORTING VIOLATIONS

It is the responsibility of all Employees to understand and comply with this Code.

The Board is ultimately responsible for this Code and monitoring compliance with this Code. Any waivers of the provisions of this Code may be granted only by the Board, if such waiver is for the benefit of a director or officer of the Corporation and such waiver shall be disclosed as may be required under applicable securities laws and stock exchange rules and regulations. Waiver for all other Employees shall be granted exclusively by the Chief Executive Officer or any other executive officer as may be designated by the Audit Committee (the “Responsible Officer").

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If you observe or become aware of an actual or potential violation of this Code or of any law, rule or regulation, whether committed by Employees of the Corporation or by others associated with the Corporation, it is your responsibility to report promptly the circumstances as outlined herein and to cooperate with any investigation by the Corporation. This Code is designed to provide an atmosphere of open communication for compliance issues and to ensure that Employees acting in good faith have the means to report actual or potential violations.

For assistance with compliance matters and to report actual or potential compliance infractions involving directors or officers, Employees should contact the Chairman of the Audit Committee, who must refer the matters to the Audit Committee. For assistance with compliance matters and to report actual or potential compliance infractions not involving directors or officers, Employees should contact the Corporate Secretary, who must refer the matters to the Responsible Officer. You may also submit reports of violations to this Code in writing on a confidential basis to the Corporate Secretary or Chairman of the Audit Committee, as applicable, in an envelope labeled with a legend such as “To be opened by the [Insert either “Corporate Secretary” or “Chairman of the Audit Committee”, as applicable] only, being submitted pursuant to the Code of Business Conduct and Ethics”.

Following the receipt of any report of actual or potential compliance infractions submitted hereunder, the Audit Committee or Responsible Officer, as applicable, will promptly investigate each matter so reported. If, after the investigation involving a director or officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board, which will take corrective disciplinary actions, if appropriate, up to and including termination of employment or officership. If, after the investigation not involving directors or officers, the Responsible Officer determines a violation of this Code has occurred, the Responsible Officer will take corrective disciplinary actions, if appropriate, up to and including termination of employment.

There will be no reprisals against Employees for good faith reporting of compliance concerns or violations.

The Corporate Secretary will confidentially retain any reports received hereunder for a period of seven years.

XI.	DISTRIBUTION OF THIS CODE

This Code will be circulated to all Employees of the Corporation on an annual basis and whenever changes are made. New Employees will be provided with a copy of this Code and advised of its importance.

Adopted by the Board of Directors on March 23, 2015.

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